Exhibit 12.1

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

January 7, 2025

Bequest Bonds I, Inc.

2 N Tamiami Trail, Suite 101

Sarasota, FL 34236

RE:	Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen,

We have acted as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by Bequest Bonds I, Inc., a Delaware corporation (the “Company”), of up to $75,000,000 in corporate bonds (the “Bonds”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact, material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Delaware Stock Corporation Act.

Based on the foregoing, we are of the opinion that the Bonds have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Investor Agreement, a form of which is contained in Exhibit 4.2 of the Offering Statement, the Bonds will be validly issued and enforceable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very respectfully,

//Brian T. Gallagher//

Brian T. Gallagher